UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

           For the fiscal year ended December 31, 2004

                               OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

 For the transition period from ____________ to ________________

                  Commission File Number 1-7159

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   FLORIDA ROCK INDUSTRIES, INC., PROFIT SHARING
            AND DEFERRED EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Florida Rock Industries, Inc.
                      155 East 21st Street
                   Jacksonville, Florida 32206

-----------------------------------------------------------------

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------

                                                             PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS      3-4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
  AND FOR THE YEAR ENDED DECEMBER 31, 2004:

 Statements of Net Assets Available for Benefits                5

 Statement of Changes in Net Assets Available for Benefits      6

 Notes to Financial Statements                                 7-13

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004:

 Form 5500 Schedule H, Line 4(i)-Schedule of Assets (Held at End
   of Year)                                                      14

 Form 5500 Schedule H, Line 4(a)-Schedule of Delinquent Participant
   Contributions                                                 15

EXHIBIT 23.1 - Consent of Deloitte & Touche LLP

EXHIBIT 23.2 - Consent of KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings
  Plan


We   have  audited  the  accompanying  statement  of  net  assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year) and Schedule H, Line 4(a) -- Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
Jacksonville, Florida
June 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Florida Rock Industries, Inc.
  Profit Sharing and Deferred Earnings Plan
Jacksonville, Florida

We   have  audited  the  accompanying  statement  of  net  assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. The
financial   statements  are  the  responsibility  of   the   Plan's
management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
October 18, 2004

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
________________________________________________________________


                                            2004         2003

ASSETS

Investments at fair value:
 Mutual funds                          $ 126,297,303   120,511,836
 Common stock of Florida Rock
   Industries, Inc. and affiliate         66,905,754    35,634,293
 Participant loans                         8,230,190     7,509,824
                                       -------------   -----------
    Total investments                    201,433,247   163,655,953
                                       -------------   -----------
Receivables:
  Employer contributions                  13,221,075     7,805,631
  Participant contributions                  228,358       179,073
  Dividends                                  399,154            --
                                       -------------   -----------
    Total receivables                     13,878,587     7,984,704
                                       -------------   -----------
Cash                                           1,402           937
                                       -------------   -----------
   Net assets available for benefits   $ 215,313,236   171,641,594
                                       =============   ===========


See accompanying notes to financial statements.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 and 2003
__________________________________________________________________


ADDITIONS TO NET ASSETS ATTRIBUTED TO:                   2004           2003
                                                         ----           ----
 Investment income:
   Net appreciation in fair value of investments     $ 30,645,499  $ 27,018,529
   Dividends and Interest                               4,464,470       792,735
                                                      -----------   -----------
          Total investment income                      35,109,969    27,811,264

Contributions:
  Employer                                             16,142,129    10,463,042
  Participants                                          8,029,135     7,187,350
                                                       ----------    ----------
          Total contributions                          24,171,264    17,650,392
                                                       ----------    ----------
          Total additions                              59,281,233    45,461,656
                                                       ----------    ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                        15,609,591    10,469,437
                                                       ----------    ----------
          Net increase                                 43,671,642    34,992,219

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   171,641,594   136,649,375
                                                      -----------   -----------
  End of year                                       $ 215,313,236 $ 171,641,594
                                                     ============  ============


See accompanying notes to financial statements.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
------------------------------------------------------------------
(1) Description of the Plan

    The following description of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a)  General

       The Plan is a defined contribution plan established by Florida Rock Industries, Inc. (the Company) effective
       December 30, 1958. The Plan covers qualified employees of the Company and of affiliated companies which are or may become party to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   (b)  Plan Administration

       The Plan is administered by the Company. The Plan Trustee is Sun Trust, N.A. All administrative expenses are paid by the Trustee out of the Plan's gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

   (c) Contributions

       Plan participants may elect to contribute from 1% to 100% of their annual pre-tax compensation, as defined in the Plan document.

       The Company provides a matching contribution of 50% of the first 6% of a participant's annual pre-tax compensation. Additionally, the Company may provide an annual profit sharing contribution to the Plan in an amount determined by the Board of Directors. During 2004 and 2003, the Company declared it would make discretionary contributions to the Plan of $13.1 million and $7.7 million, respectively. These amounts are reflected in employer contributions receivable in the statement of net assets.

       All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

   (d)  Vesting

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary profit sharing contributions and matching contributions is based on years of service as follows:

                                                   Profit Sharing
                            Matching Contribution  Contribution
        Years of Service    Vested Percentage      Vesting Percentage
        ----------------    ---------------------  ------------------

               1                   0%                     0%
               2                  20%                     0%
               3                  40%                    20%
               4                  80%                    40%
               5                 100%                    60%
               6                 100%                    80%
               7                 100%                   100%

       However,  a  participant will become fully vested  in  the
       Company's   contributions  if,  while  employed   by   the
       Company, the participant dies or becomes disabled.

   (e)  Participants Account

       Each   participant's   account  is   credited   with   the
       participant's   contributions, their portion of the Company's
       matching contributions, investment earnings and an allocation of the employer's discretionary contributions. Allocation of the Company's profit sharing contributions is based on a percentage of the participant's Included Compensation,
       as defined in the Plan document.   The  benefit to which a
       participant is entitled is the benefit that can be provided from the participant's vested account.

   (f)  Participant Loans

       Participants may borrow funds from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan Administrator at the time of
       approval.   Principal  and  interest  are  paid   over   a
       stipulated period of time.

   (g)  Payment of Benefit

       Upon termination of employment, death or disability of a participant, a participant may elect to receive either a lump-sum amoutn equal to the value of the participant's vested account interest, or equal installments over a specified period of years.

   (h)  Forfeitures

       The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion of the account balance is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are allocated back to participants as additional Company contributions.

   (i)  Plan Termination

       While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either:

       1. Complete  distribution of the assets  in  the  Trust
          Fund to the participants or,

       2. Continuation of the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

   (j)  Other Segregated Accounts

       The Plan received assets from the pension plans of certain merged subsidiaries at the time of their mergers. These assets were added to the general assets of the
       Plan,   but   the   specific  participant   accounts   are
       maintained in segregated accounts. These equities are adjusted daily for the net investment income or loss on the same basis as such adjustments are made to the
       employer   discretionary   contribution   accounts.    The
       segregated accounts are 100% vested and
       distributions are made to the designated participants on termination of employment in the same manner as distributions of employer discretionary contribution accounts.

(2) Summary of Significant Accounting Policies

   (a)  Basis of Accounting

        The financial statements of the Plan are presented on the accrual basis of accounting.

   (b)  Investment Valuation and Income Recognition

	The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. Common stock is valued based on quoted market prices at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-divident date.

   (c) Benefit Payments

       Benefits are recorded when paid.

   (d) Use of Estimates

       The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   (e) Reclassifications

       Certain reclassifications have been made to the prior year financial statements to conform to the presentation used in the current year financial statements.

(3) Investments

    The Plan's investments are held in a bank-administered trust fund. All of the Plan's investment options are participant directed and participants may change their investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

    A description of each available investment held by the Plan at December 31, 2004, is provided below:

     Chase Growth Fund, the Fund seeks growth of capital by investing primarily in common stocks of domestic companies with large market capitalizations of $10 billion and above.

     Federated Kaufmann Fund, the Fund seeks capital appreciation by investing primarily in stocks of small- and medium-sized companies that are traded on national security exchanges, NASDAQ and over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.

     STI Classic Capital Appreciation Fund, the Fund seeks to provide capital appreciation by investing primarily in U.S. common stocks and other equity securities believed to have strong business fundamentals, such as revenue growth, cash flows and earnings trends. In selecting investments for the Fund, the Adviser chooses companies that it believes have above average growth potential.

     T. Rowe Price Growth Fund, the Fund seeks to provide long-term capital growth and secondarily, increasing dividend income by investing primarily in the common stocks of well-established growth companies.

     T. Rowe Price New Horizons Fund, the Fund is designed to achieve long-term capital growth by investing primarily in common stocks of small, rapidly growing companies.

     Templeton  Foreign  Fund, the Fund seeks  long-term  capital
     growth   by   investing,  under  normal  market  conditions,
     primarily in the equity securities of companies located outside the U.S., including emerging markets.

     Longleaf Partners Fund, the Fund seeks long-term capital growth. Under normal circumstances, the Fund invests in the equity securities of a limited number of mid- and large-capitalization companies.

     T. Rowe Price Equity Income Fund, the Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies. The Fund normally invests primarily in the common stocks of well-established companies paying above-average dividends.

     Vanguard 500 Index Fund, the Fund seeks to match the performance of the S&P 500 Index, which is dominated by the stocks of large U.S. companies. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up the Index.

     Aggressive Option Fund, the Fund is designed to achieve long-term capital appreciation with current income as a secondary goal. Over the long-term, this Fund should experience higher rates of return along with increased volatility. The Fund invests in approximately 85% equity funds, and the remaining percentage in fixed income funds.

     Moderate Option Fund, the Fund is designed to achieve reasonable, but relatively stable investment growth. Over the long-term, this Fund should experience moderate rates of return along with average volatility. The Fund invests in approximately 60% equity funds, and 40% fixed income funds.

     Conservative Option Fund, the Fund is designed to preserve principal while seeking current income. Over the long-term, the fund should experience modest rates of return with reduced volatility. The Fund invests in approximately 50% investment grade bonds, 30% in cash equivalents, and 20% in equity funds.

     T. Rowe Price Capital Appreciation Fund, the Fund seeks maximum long-term capital appreciation by investing primarily in common stocks, but may also hold fixed income and other securities to help preserve principal value in uncertain or declining markets.

     Federated  Mortgage Fund, the Fund seeks total  return.  The
     Fund pursues its investment objective by investing primarily in mortgage-backed securities.

     Fidelity Advisor Inflation-Protected Bond Fund, the Fund seeks a total return that exceeds the rate of inflation over the long term. Normally, the Fund invests at least 80% of assets in inflation-protected debt securities of all types.

     MFS Research Bond Fund, the Fund seeks total return by investing, under normal market conditions, primarily in fixed-income securities.

     T. Rowe Price U.S. Treasury Intermediate Fund, the Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal. The Fund invests primarily in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.

     STI Classic Prime Quality Money Market Fund, the Fund seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments.

     Florida Rock Industries Inc. Common Stock Fund, consisting solely of common stock of the Company.

     Patriot Transportation Holding, Inc. Common Stock Fund,  the
     fund   consists   solely   of  common   stock   of   Patriot
     Transportation Holding, Inc. ("Patriot"), an affiliate of the Company.

   Underlying investments that represent 5% or more of the Plan's net assets consisted of the following at December 31:



                                                         2004          2003
                                                         ----          ----
   Investments at fair value as determined by
    quoted  market price:

    Mutual funds:

     STI Classic Prime Quality Money Market Fund;
      23,908,053 and 25,300,294 units, respectively    $ 23,908,053   $ 25,300,294
     STI Classic Capital Appreciation Fund; 2,590,455
      and 3,314,546 units, respectively                  33,028,297     40,304,873
     Vanguard 500 Index Fund; 182,546 and 178,606
      units, respectively                                20,379,467     18,337,471
     Longleaf Partners Fund; 468,256 and 458,828
      units, respectively                                14,665,775     13,755,666
   Common stock:
     Florida Rock Industries, Inc. Common Stock
      Fund; 1,079,376 and 920,481 shares,
      (after giving effect to the 3-for-2 stock split
      to shareholders of record as of January 2, 2004),
      respectively                                        64,255,22     33,658,914


   The   Plan's  investments  (including  gains  and  losses   on
   investments bought and sold, as well as held during the year) appreciated in value during 2004 and 2003 as follows:

                                   2004              2003
                                   ----              ----

          Mutual funds       $    6,033,759    $  16,246,497
          Common stock           24,611,740       10,772,032
                              -------------     ------------
                             $   30,645,499    $  27,018,529
                              =============     ============

(4)  Forfeitures

                                         2004           2003
                                         ----           ----

   Beginning balance                  $1,376,746       328,976
   Forfeitures                         1,429,885     1,329,808
   Other                                  19,958        40,960
   Interest and dividends                  7,612         5,978
   Allocation to participants         (1,385,876)     (328,976)
                                      -----------    ----------
   Ending balance                     $1,448,325     1,376,746
                                      ===========    ==========

   Forfeitures  are  invested in the STI  Classic  Prime  Quality
   Money Market Fund at December 31, 2004 and 2003.

(5) Parties-in-Interest

   Certain Plan investments are either shares of mutual funds managed by the Trustee, common stock of the Company or affiliates, or participant loans and are therefore considered to be transactions with parties-in-interest.
   Dividends on the common stock of the Company or affiliates totaled $1,759,202 and $349,282 during 2004 and
   2003, respectively. During 2004 and 2003, all administrative expenses of the Plan were paid by the Company.

(6) Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated April 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. As the Plan has not been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(7) Risks and Uncertainties

   The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(8) Reconciliation to Form 5500

   The following is a reconciliation of net assets available for benefits at December 31, 2004 per the financial statements to the Form 5500:

   Net assets available for benefits per the financial
     statements                                         $ 215,313,236
   Contributions receivable at December 31, 2004          (13,479,433)

   Dividends receivable at December 31, 2004                 (399,154)
                                                         -------------
   Net assets available for benefits per Form 5500      $ 201,434,649
                                                         =============

   The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended
   December 31, 2004:

   Total investment income per the financial statements $  35,109,969
   Dividends receivable at December 31, 2004                 (399,154)
                                                         -------------
   Total investment income per Form 5500                $  34,710,815
                                                         =============

   The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

   Total contributions per the financial statements     $  24,171,264
   Contributions receivable at December 31, 2004          (13,479,433)
   Contributions receivable at December 31, 2003            7,984,701
                                                         -------------
   Total contributions per Form 5500                    $  18,676,532
                                                         =============


   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2003:

   Net assets available for benefits per the financial
     statements                                         $ 171,641,594
   Contributions receivable at December 31, 2003           (7,984,704)
                                                         -------------
   Net assets available for benefits per the Form 5500  $ 163,656,890
                                                         =============

   The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2003:

   Total contributions per the financial statements     $  17,650,392
   Contributions receivable at December 31, 2003           (7,984,704)
   Contributions receivable at December 31, 2002            2,194,818
                                                         -------------

   Total contributions per Form 5500                    $  11,860,506
                                                         ============

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
SUPPLEMENTAL SCHEDULE

FORM 5500 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004
__________________________________________________________________

                                              Units         Fair Value
                                              -----         ----------
Mutual Funds:

 Chase Growth Fund                            283,734      $  4,942,655
 Federated Kaufmann Fund                       54,535           292,308
 STI Classic Capital Appreciation Fund*     2,590,455        33,028,297
 T. Rowe Price Growth Stock Fund               29,017           767,208
 T. Rowe Price New Horizons Fund              114,008         3,333,600
 Templeton Foreign Fund                        58,673           721,681
 Longleaf Partners Fund                       468,256        14,665,775
 T. Rowe Price Equity Income Fund              73,140         1,944,794
 Vanguard 500 Index Fund                      182,546        20,379,467
 Aggressive Option Fund                       495,804         5,614,164
 Moderate Option Fund                         322,812         3,900,413
 Conservative Option Fund                     143,116         1,793,618
 T. Rowe Price Capital Appreciation Fund      229,179         4,466,702
 Federated Mortgage Instl Svc                   9,797            98,752
 Fidelity Advisor Inflation Protected-Bond
   Fund                                        43,921           500,262
 MFS Research Bond Fund                        72,855           762,059
 T. Rowe Price U.S. Treasury Intermediate
   Fund                                       949,999         5,177,495
 STI Classic Prime Quality Money Market
   Fund*                                   23,908,053        23,908,053
Common Stock:
 Florida Rock Industries Inc. Common Stock
   Fund*                                    1,079,376        64,255,228
 Patriot Transportation Holding, Inc.
   Common  Stock Fund*                         58,915         2,650,526
Participant loans (1,486 of loans
   outstanding payable through September
   2019 bearing interest at rates between
   5% and 10.5%)                                              8,230,190
                                                           ------------
           Total investments                              $ 201,433,247
                                                          =============
* Parties in interest

See accompanying report of independent registered public accounting firm.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4 a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004
__________________________________________________________________

                      (b)
                 Relationship       (c)
                 to plan,       Description of     (d)
   (a)           Employer or    transaction,     Amount       (e)
Indentity of     other party-   including rate   on line     Lost
Party involved   in-interest    of interest      4(a)       Interest
---------------  -------------  --------------  ----------  --------
Florida Rock      Plan sponsor  2004 employee    $556,993     $94
Rock Industries,                deferrals not
Inc.                            deposited to
                                Plan in a timely
                                manner. Interest
                                rate of 5%


It was noted that there were unintentional delays by the Employer in submitting employee deferrals in the amount of $556,993, to the trustee. In July 2005, the Company will reimburse the Plan for lost interest in the amount of $94.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              FLORIDA ROCK INDUSTRIES, INC.,
                              AMENDED AND RESTATED
                              PROFIT SHARING AND
                              DEFERRED EARNINGS PLAN

                                  /s/John D. Milton, Jr.
                              By:________________________________
                                 John D. Milton, Jr.
                                 Executive Vice President and
                                 Chief Financial Officer, Treasurer
                                 of Florida Rock Industries, Inc.
                                 (Principal Financial Officer)

Date: June 29, 2005

                          Exhibit 23.1
    Consent of Independent Registered Public Accounting Firm


The Board of Directors
of Florida Rock Industries, Inc.:

We consent to the incorporation by reference in these Registration Statement on Form S-8 of Florida Rock Industries, Inc. (filed under Securities and Exchange Commission File No. 333-121007) of our report relating to the financial statements of the Florida Rock Industries, Inc., Amended and Restated Profit Sharing and Deferred Earnings Plan dated October 18, 2004 appearing in the Annual Report on Form 11-K of Florida Rock Industries, Inc., Amended and Restated Profit Sharing and Deferred Earnings Plan for the year ended December 31, 2003.


/s/ Deloitte & Touche LLP
Jacksonville, Florida
June 29, 2005

                          Exhibit 23.2
    Consent of Independent Registered Public Accounting Firm


The Board of Directors
of Florida Rock Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-121007) on Form S-8 of Florida Rock Industries, Inc. of our report dated June 29, 2005, with respect to the statement of net assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, and all related financial statement schedules, which appear in this Form 11K of Florida Rock Industries, Inc. and Deferred Savings Plan.

/s/ KPMG LLP
Jacksonville, Florida
June 28, 2005